UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into Equity Transfer Agreement

On December 25, 2025, the Hong Kong subsidiary of the Company, 3e Network Technology Company Limited (“HK 3e Network”), entered into an equity transfer agreement (“Equity Transfer Agreement”) with HongKong Techfaith Limited (“Techfaith”), under which HK 3e Network has agreed to sell, and Techfaith has agreed to acquire 40% of equity interest of Guangzhou 3e Network Technology Company Limited (广州三易互联网科技有限公司, “Guangzhou Sanyi”) for a total consideration of approximately RMB5,300,000 in cash (the “Share Transfer”). The Equity Transfer Agreement contains certain customary representations and warranties and closing conditions.

Guangzhou Sanyi principally provides software development and exhibition and conference services. Following the closing of the Equity Transfer Agreement, Techfaith will own 100% of the equity interest of Guangzhou Sanyi.

The descriptions of the Share Transfer herein are qualified in its entirety by reference to the Equity Transfer Agreement, which are filed as Exhibit 99.1 to this Form 6-K.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
99.1	English Translation of Equity Transfer Agreement dated December 25, 2025, by and among 3e Network Technology Company Limited, HongKong Techfaith Limited and Guangzhou 3e Network Technology Company Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: December 30, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

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